

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via U.S. Mail
Mr. Uriel Lizama
President and Chief Executive Officer
Personality Software Systems, Inc.
11730 W. Sunset Blvd., No. 119
Los Angeles, California 90049

> **Re: Personality Software Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2012**
> **File No. 333-182393**

Dear Mr. Lizama:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. We note your disclosure in the risk factor section that you plan to contact a market maker immediately following the effectiveness of this Registration Statement and apply to have

your common stock quoted on the OTC Electronic Bulletin Board. Please include this disclosure on the prospectus cover page.

Summary of Prospectus

General Information about the Company, page 1

3.   You indicate here that you intend to market your solution to human resources departments which have more than 15 employees. Note 1 to your audited financial statements, however, indicates that you will market your solution to human resources departments with more than 10 employees. Please resolve this discrepancy.

The Offering, page 5

4.   Given the minimum/maximum nature of your offering, it is unclear why you state on page five that "[t]here is no minimum number of shares required to be purchased." To the extent that you are referring to the fact that there is no minimum investment required from any individual investor, revise to make this clear.

5.   You indicate on page 6 that the net proceeds you will receive through this offering will be $150,000. In your use of proceeds section, however, you estimate the expenses related to this offering to be $10,500. Revise so that that the amount of net proceeds from this offering disclosed in your prospectus summary is consistent with your use of proceeds section. Also, when stating the amount of net proceeds that may be received, list the net proceeds that you will receive in the event you raise the minimum amount of proceeds, 50% of the maximum amount of proceeds and 100% of the maximum amount of proceeds.

Risk Factors

General

6.   It is unclear from your disclosure whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. To the extent that you do not intend to register a class of securities under Section 12, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. You should also briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

7.   We note that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party. Also, please tell us if the fact that the escrow agent is not an independent third party will have

any impact on the company's ability to promptly return funds to investors if the minimum offering is not achieved. Refer to Exchange Act Rules 10b-9(a) and 15c2-4(b)(1).

8. Please add a risk factor discussing the likelihood that your common stock will be considered a "penny stock." Discuss the applicable SEC rules governing the trading of "penny stock" and limits relating to liquidity which may affect the trading price of your common stock in the event that it is considered "penny stock."

"Uriel Lizama's lack of experience in management of reporting companies," page 8

9. Include under a separate risk factor heading the discussion regarding the timing of when you will be required to provide management's report on the effectiveness of your internal control over financial reporting and when you will become subject to the auditor attestation requirements. In addition, expand the disclosure to discuss associated risks.

"We are selling this offering without an underwriter and may be unable to sell any shares," page 11

10. You indicate in this risk factor heading that investors will receive a return of their entire investment unless you are successful in selling any shares in this offering. Revise this risk factor heading so that it clearly indicates that no proceeds from this offering are required to be returned if the minimum amount of shares are sold. Discuss the risks and uncertainties related to the completion of your business plan in the event you raise less than the maximum offering proceeds. Also, discuss the risks and uncertainties related to the completion of your business plan in the event you raise less than the maximum offering proceeds

Plan of Distribution

11. Describe in this section the procedures that are in place to ensure that funds will be promptly returned to investors.

Deposit of Offering Proceeds, page 16

12. Please disclose the name of the bank at which the proceeds from the sale will be deposited until minimum offering proceeds are raised.

Procedures and Requirements for Subscription, page 17

13. You state that you reserve the right to either accept or reject any subscription. Tell us, with a view towards disclosure, whether there are conditions (other than the method of payment and the completion of a subscription agreement) that must be met for subscriptions to be accepted.

<u>Description of Business</u>

<u>General Information, page 19</u>

14. A search of the website for the Nevada Secretary of State indicates your corporate status as "default." Please advise us concerning your current corporate status and revise the disclosure in the document as necessary.

<u>Management's Discussion and Analysis or Plan of Operation</u>

<u>Plan of Operation, page 26</u>

15. We note that you have budgeted different amounts for each of your milestones depending on whether you raise the minimum proceeds, 50% of the maximum proceeds or 100% of the maximum proceeds. Please clarify in your disclosure the degree to which you will fulfill each milestone based on the different budgeted amounts. For example, you indicate that if you achieve the minimum proceeds, you will have $500 available to acquire freelance expertise to enhance your personality packages. If you achieve 50% of the maximum proceeds, you will have $4,000 and if you achieve the maximum proceeds, you will have $9,000 available. Please describe the work on the milestone you will complete if you spend $500, $4,000 or $9,000.

<u>Directors, Executive Officers, Promoters and Control Persons, page 30</u>

16. Your articles of incorporation identify Wendy Haviland as your initial director. Please provide us with your analysis as to whether Ms. Haviland is a "promoter," as that term is defined in Rule 405 under the Securities Act of 1933. Refer to Items 401(g)(1) and 404(d)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (702) 382-1759
        Harold P. Gewerter, Esq.
        Law Officer of Harold P. Gewerter, Esq., Ltd